United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dynegy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

26817R108

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o Energy Capital Partners III, LLC

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817R108	13D	Page 1 of 5 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 17, 2017, as amended to date (the “Statement”), relating to the Common Stock (the “Common Stock”) of Dynegy, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Volt Merger Agreement, Terawatt Agreement and Investor Rights Agreement Amendment

On August 17, 2017, Volt Parent, LP, a Delaware limited partnership (“Volt Parent”), and Volt Merger Sub, Inc., a Delaware corporation (“Volt Merger Sub”), each entities affiliated with the Reporting Persons, entered into an Agreement and Plan of Merger (the “Volt Merger Agreement”), by and among Calpine Corporation, a Delaware corporation (“Calpine”), Volt Parent and Volt Merger Sub, pursuant to which, among other things, Volt Merger Sub will merge with and into Calpine (the “Merger”), with Calpine surviving the Merger as a subsidiary of Volt Parent. The Merger remains subject to regulatory and other conditions and, subject to the satisfaction or waiver of those conditions, is expected to close in the first quarter of 2018 (the “Volt Merger Closing Date”).

In order to facilitate regulatory approval of the Merger, Volt Parent has agreed in the Volt Merger Agreement to cause Terawatt Holdings, LP (“Terawatt Holdings”) to undertake any actions with respect to its ownership of the Common Stock required by the regulators to obtain approval of the Merger, including causing Terawatt Holdings to divest the Common Stock that it owns in the Issuer if required. In connection with the Merger Agreement, Terawatt Holdings and Calpine have entered into an agreement on September 5, 2017 (the “Terawatt Agreement”) pursuant to which:

•	Terawatt Holdings and Calpine agreed that Terawatt Holdings and any controlled affiliates from and after the closing of the Merger (for so long as Terawatt Holdings and such controlled affiliates own any shares of Common Stock in excess of 9.99% of the then-outstanding Common Stock): (a) shall not vote any shares of Common Stock beneficially owned by Terawatt Holdings or such controlled affiliates in excess of 9.99% of the then-outstanding Common Stock at any annual or special meeting (or adjournment thereof) of the stockholders of the Issuer or in any written consent of the stockholders of the Issuer (collectively, a “Stockholder Vote”), but, if requested by the Issuer, shall cause such shares to be present at any such meeting for purposes of establishing a quorum and (b) shall vote any shares of Common Stock beneficially owned by Terawatt Holdings or such controlled affiliates up to and including 9.99% of the then-outstanding Common Stock in proportion to the vote of all stockholders of the Issuer (other than Terawatt Holdings and any controlled affiliates) on any such matters subject to a Stockholder Vote;

•	Effective as of the Volt Merger Closing Date, Tyler Reeder will resign from the Issuer’s board of directors, and Terawatt Holdings will not exercise its right to nominate any individual to, nor shall any Energy Capital Partners or Terawatt Holdings individual serve on, the Issuer’s board of directors (as noted below however, the Issuer may request that any director nominated by Terawatt Holdings step down from the Issuer’s board of directors prior to the closing of the Merger, subject to reinstatement if the closing of the Merger does not occur); and

•	Terawatt Holdings will agree to dispose of its Common Stock of the Issuer in excess of 9.99% of the outstanding Common Stock in due course (but in no event later than three (3) years) after the Volt Merger Closing Date. Volt Parent intends to seek approval from the regulators to be permitted to effect the disposal of its Common Stock of the Issuer in excess of 9.99% of the outstanding Common Stock over the three year period following the Volt Merger Closing Date.

CUSIP No. 26817R108	13D	Page 2 of 5 Pages

There can be no assurances that the above steps will be required by the regulators in order to obtain approval of the Merger, or that the regulators will not require that the Reporting Persons make additional concessions.

Consistent with the above-referenced agreements with Calpine, on September 5, 2017, Terawatt Holdings and the Issuer entered into Amendment No. 1 to the Investor Rights Agreement (the “IRA Amendment”). Pursuant to the IRA Amendment, Terawatt Holdings and the Issuer agreed that (i) notwithstanding anything to the contrary contained in Section 11 of the Investor Rights Agreement, dated as of February 7, 2017, by and between Terawatt Holdings and the Issuer (the “IRA”), Terawatt Holdings and any controlled affiliates from and after the closing of the Merger (for so long as Terawatt Holdings and such controlled affiliates own any shares of Common Stock in excess of 9.99% of the then-outstanding Common Stock): (a) shall not vote any shares of Common Stock beneficially owned by Terawatt Holdings or such controlled affiliates in excess of 9.99% of the then-outstanding Common Stock at any Stockholder Vote, but, if requested by the Issuer, shall cause such shares to be present at any such meeting for purposes of establishing a quorum and (b) shall vote any shares of Common Stock beneficially owned by Terawatt Holdings or such controlled affiliates up to and including 9.99% of the then-outstanding Common Stock in proportion to the vote of all stockholders of the Issuer (other than Terawatt Holdings and any controlled affiliates) on any such matters subject to a Stockholder Vote; and (ii) effective as of the closing of the Merger, Section 9 of the IRA would be amended such that Terawatt Holdings would no longer have the right to nominate an individual for election to the Issuer’s board of directors (and any director so serving on the Issuer’s board of directors at such time would resign from the board of directors). In addition, Terawatt Holdings and the Issuer have separately agreed in the IRA Amendment to cause any director nominated by Terawatt Holdings to resign from the Issuer’s board of the directors at any time prior to the closing of the Merger if so requested by the Issuer; provided, however, that if the Volt Merger Agreement is terminated and the closing of the Merger does not occur, Terawatt Holdings shall be entitled from and after the date of such termination to renominate an individual for election to the Issuer’s board of directors in accordance with Section 9(a) of the IRA.

The foregoing descriptions of the Volt Merger Agreement, the Terawatt Agreement and the IRA Amendment do not purport to be complete and each is qualified in its entirety by reference to the full text of such agreements filed as exhibits to this Statement and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Volt Merger Agreement, the Terawatt Agreement and the IRA Amendment and is incorporated herein by reference. A copy of each of the Volt Merger Agreement, the Terawatt Agreement and the IRA Amendment are attached as exhibits to this Statement and are incorporated herein by reference.

CUSIP No. 26817R108	13D	Page 3 of 5 Pages

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following:

Exhibit Number	Description

4	Agreement and Plan of Merger, dated as of August 17, 2017, by and among Calpine Corporation, Volt Parent, LP and Volt Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Calpine Corporation (File No. 001-12709) on August 22, 2017).

5	Agreement, dated as of September 5, 2017, by and between Calpine Corporation and Terawatt Holdings, L.P.

6	Amendment No. 1 to Investor Rights Agreement, dated as of September 5, 2017 by and between Dynegy Inc. and Terawatt Holdings, LP.

CUSIP No. 26817R108	13D	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 6, 2017

ECP ControlCo, LLC

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

CUSIP No. 26817R108	13D	Page 5 of 5 Pages

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-B (Terawatt IP), LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Andrew D. Singer
Name:	Andrew D. Singer
Title:	Managing Member

Terawatt Holdings GP, LLC

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President

Terawatt Holdings, LP
By: Terawatt Holdings GP, LLC, its general partner

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President